                                                                 Exhibit (c)(29)

                                                                  March 28, 1994

Dr. Renso L. Caporali
Chairman and Chief Executive Officer
Grumman Corporation
1111 Stewart Avenue
Bethpage, NY 11714-3580

Dear Renso:

     We have received, and are reviewing, your letter dated March 28, 1994.

     I wish to point out that the process you have proposed continues the unlevel playing field.

     First, Northrop continues to be faced with the cost of the Martin Marietta lockup fee, a $50 plus million expense that has been imposed on Northrop but not (obviously) on Martin Marietta.

     Second, the high bid presently "on the table" is Northrop's bid of $60 per share. Martin Marietta has been aware of that fact for over two weeks. By contrast, Northrop is now being asked to bid against a purely hypothetical price increase from Martin Marietta without any notice or knowledge of whether such an increase is in fact submitted. In essence, Grumman is proposing that Northrop bid against itself. Since Northrop has fiduciary duties to its own stockholders, this imposes a considerable burden upon us.

     While the Grumman Board has "determined that it is in the best interests of the shareholders of the Company to have free and open competitive bidding", the proposed process is not open. While we share Grumman's desire to avoid undue delay in concluding the present acquisition process, it is not in the best interests of Grumman's stockholders to prematurely cut off potential bidding and potentially deprive stockholders of the opportunity to receive the maximum value for their shares. This, of course, will occur if Northrop is not allowed the opportunity to top any increase in bid which Martin Marietta wishes to make.

     A process, similar to that which you have proposed, might have been appropriate in January before actions were taken to exclude Northrop from the bidding which forced us to act publicly. Having done so, it is apparent that, without the bidding rules and procedures described in your March 28 letter, the current process is open (all correspondence, offers, etc., must be public); it is fair (there can be no backroom deals); it is orderly (the SEC regulations guide the process); it will conclude in the very near future (both suitors are subject to time and financial constraints); and, it is in the best interest of all concerned -- the shareholders, employees and communities benefit precisely because the inherent transparency of the process means that the highest offer will win. This then is what we believe is a true, open process in which we are currently engaged.

                                          Sincerely,

                                          Kent Kresa